Exhibit 99.1

NEWS RELEASE All amounts in Canadian dollars unless specified otherwise	www.cameco.com	Saskatoon Saskatchewan Canada

Cameco Releases 2025 Sustainability Report

June 25, 2026

Cameco (TSX: CCO; NYSE: CCJ) released its 2025 Sustainability Report today, which communicates the initiatives and key metrics that demonstrate Cameco’s progress to date and the continual advancement of our sustainability reporting.

“As I reflect on the past year, I see our commitment to operating sustainably and with integrity embedded in everything we do. It’s evident in how we manage our environmental impacts, in the way we treat our people, and in how we invest in communities and people to build local capacity,” CEO Tim Gitzel says.

Sustainability highlights from 2025 include:

●	The development of nine site-specific climate adaptation plans;
●	$292 million procured from northern-owned companies;
●	A greater than 20% reduction in our combined Total Recordable Injury Rate since 2023;
●	49% of the workforce at our northern Saskatchewan operations self-identified as Indigenous; and,
●	More than $1 million donated to charities through our employee giving campaign.

Cameco is committed to transparency and accountability for quality reporting on sustainability matters to our providers of capital, customers, employees, regulators, local Indigenous Peoples, communities around our operations, and other stakeholders.

We are continuing our longstanding practice of disclosing our sustainability performance through an extensive range of environment, safety, social, economic, and governance indicators.

In this report, Cameco has incorporated relevant Sustainability Accounting Standards Board (SASB) performance indicators and continued our progress toward integrating the recommendations of the Task Force on Climate-Related Financial Disclosures (TCFD). The report can be downloaded or read online at www.cameco.com/about/sustainability.

Cameco’s board of directors and executive team oversee the company’s sustainability strategy, execution, and reporting. In addition to SASB and TCFD, the report contains other key performance indicators that we believe have an important bearing on Cameco’s long-term sustainability, some of which are unique to our company and some of which are based on the GRI Standards framework that we used as the basis of our sustainability reporting prior to 2020. We have obtained a third-party limited assurance report on selected performance indicators.

Profile

Cameco is one of the largest global providers of the uranium fuel needed to power a secure energy future. Our competitive position is based on our controlling ownership of the world’s largest high-grade reserves and low-cost operations, as well as significant investments across the nuclear fuel cycle, including ownership interests in Westinghouse Electric Company and Global Laser Enrichment. Utilities around the world rely on Cameco to provide global nuclear fuel solutions for the generation of safe, reliable, carbon-free nuclear power. Our shares trade on the Toronto and New York stock exchanges. Our head office is in Saskatoon, Saskatchewan, Canada.

As used in this news release, the terms we, us, our, the Company and Cameco mean Cameco Corporation and its subsidiaries unless otherwise indicated.

Caution about forward-looking information

This news release includes statements considered to be forward-looking information or forward-looking statements under Canadian and U.S. securities laws (which we refer to as forward-looking information), including: our goal of continual advancement of our sustainability reporting, including transparency and accountability for quality reporting on sustainability matters; our commitment to operating sustainably and with integrity; and our goal of investing in communities and people to build local capacity. This forward-looking information is based on a number of assumptions, including assumptions regarding our ability to maintain quality reporting on sustainability matters; our ability to operate sustainably and with integrity; and our ability to invest in communities and people to build local capacity. This information is subject to a number of risks, including: the risk that we may be unable to achieve our goal of investing in communities and people to build local capacity; the risk that we may not be able to maintain quality reporting on sustainability matters; and the risk that we may face unexpected challenges or delays in advancing our climate, environmental and social-related goals or that they may not achieve the intended outcomes or results. Additional assumptions and risks are detailed in the Caution About Forward-Looking Information in our Sustainability Report and our most recent annual and quarterly Management’s Discussion and Analysis. The forward-looking information in this news release represents our current views, and actual results may differ significantly. Forward-looking information is designed to help you understand our current views and may not be appropriate for other purposes. We will not necessarily update this information unless we are required to by securities laws.

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Investor inquiries	Media inquiries

Cory Kos	Veronica Baker

306-716-6782	306-385-5541

cory_kos@cameco.com	veronica_baker@cameco.com